Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

23rd October, 2003

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Sub :- Quarterly Unaudited Financial Results for the 2nd quarter ended on 30th September, 2003.

We furnish herewith Quarterly Unaudited Financial Results alongwith a Limited Review Report by the Auditors of the Company for the 2nd quarter ended on 30th September, 2003 approved by the Board of Directors of the Company at their meeting held on 23rd October, 2003.

Thanking you,

Yours faithfully,

Company Secretary

Encl.a.a.

dlw 12/1

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2003 (Rs. in Crores)

Sr. No	Particulars	Quarter Ended (Unaudited)		Half Year Ended (Unaudited)		Year Ended (Audited)
		30.09.03	30.09.02	30.09.03	30.09.02	31.03.03
1	Net Sales/Income from Operations	368.08	355.19	737.71	709.00	1479.17
2	Other Income	3.03	1.35	5.37	2.80	12.32
3	Total Expenditure :					
	(a) (Increase)/Decrease in Stock in Trade	26.46	(13.09)	(2.26)	(16.39)	(36.38)
	(b) Consumption of Raw Materials and Finish Goods Purchased	109.66	116.42	266.45	231.89	502.00
	(c) Staff Cost	26.87	24.74	52.71	48.70	101.61
	(d) Power & Fuel	36.86	38.25	77.85	75.25	158.43
	(e) Stores Consumption	29.33	29.02	61.01	57.72	119.83
	(f) Other Expenses	49.51	55.99	97.93	106.13	215.74
	Total	278.69	251.33	553.69	503.30	1061.23
4	Interest & Finance Cost	30.96	39.13	62.72	79.85	152.79
5	Depreciation	37.15	37.01	74.28	73.99	148.14
6	Profit before Tax (1+2-3-4-5)	24.31	29.07	52.39	54.66	129.33
7	Provision for Taxation	NIL	NIL	NIL	NIL	NIL
8	Net Profit (6-7)	24.31	29.07	52.39	54.66	129.33
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	194.20	173.55	194.20	173.55	175.85
10	Reserves excluding revaluation reserves as per Balance Sheet					819.52
11	Basic Earning Per Share (Rs.)-(Not Annualised)	1.20	1.60	2.70	3.00	7.08
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	1.19	1.55	2.70	2.90	6.83
13	Aggregate of non-promoter shareholding:					
	- Number of shares	119813009	85431043	119813009	85431043	86292447
	- percentage of shareholding	61.70%	48.55%	61.70%	48.55%	48.98%

SEGMENTWISE REVENUE, RESULTS & CAPITAL EMPLOYED (Rs. in Crores)

Sr. No	Particulars	Quarter Ended		Half Year Ended		Year Ended
		30.09.03	30.09.02	30.09.03	30.09.02	31.03.03
1	Segment Revenue (Net Sales/Income from Operations)					
	(a) Textiles	353.25	354.90	721.28	706.56	1458.19
	(b) Others	3.44	2.61	5.52	4.71	17.03
	Total	356.69	357.51	726.80	711.27	1475.22
	Add : Other Unallocable Income	11.38	-2.31	10.90	(2.27)	0.00
	Less : Inter Segment Sales	0.00	0.00	0.00	0.00	0.06
	Net Sales / Income from Operations	368.07	355.20	737.70	709.00	1475.16
2	Segment Results (Profit and (Loss) before interest & Tax)					
	(a) Textiles	53.63	80.32	123.89	157.15	318.84
	(b) Others	-0.11	-0.23	0.33	(0.66)	1.20
	Total	53.52	80.09	124.22	156.49	320.04
	Less :					
	(a) Interest and Finance Charges (Net)	30.96	39.13	62.72	79.85	152.79
	(b) Other Unallocable expenditure (net of un-allocable income)	-1.75	11.89	9.11	21.99	37.92
	Profit Before Tax	24.31	29.07	52.39	54.65	129.33
3	Capital Employed (Segment Assets - Segment Liability)					
	(a) Textiles	1767.80	1757.89	1767.80	1757.89	1891.60
	(b) Others	16.97	16.99	16.97	16.99	16.49
	(c) Unallocable	430.29	473.54	430.29	473.54	367.24
	Total Capital Employed in Company	2215.06	2248.42	2215.06	2248.42	2275.33

Notes:
1. Figures of the previous Quarter / Year have been regrouped wherever necessary.
2. During the Quarter 79,77,867 Equity Shares of Rs. 10/- each have been allotted at a premium of Rs. 5/- per share on conversion of Warrants/Optionally Convertible Debentures issued to Lenders.
3. At the beginning of the quarter, no complaints from investors were pending; 14 complaints were received and all 14 were resolved during the quarter. No complaint was lying unresolved at the end of the quarter.
4. The limited review of above unaudited financial results as required under Clause 41 of listing agreement has been carried out by statutory auditors.
5. The above results have been taken on record by the Board of Directors at its meeting held on 23rd October, 2003.

The Arvind Mills Limited

Mumbai
23rd October, 2003

Arvind N. Lalbhai
Chairman

Arvind

SORAB S. ENGINEER & CO. (Regd.)
CHARTERED ACCOUNTANTS

381, DR. D. NAOROJI ROAD, FORT,
MUMBAI-400 001.

TELEGRAMS : "WORTHTRUST"
TELEPHONE : 2204 17 89
2204 08 61
TELEFAX : (022) 2284 63 19
EMAIL : sorabs@hotmail.com

23rd October, 2003.

Ref:No.14/746.

The Board of Directors,
The Arvind Mills Ltd.,
Naroda Road,
Ahmedabad 380 025.

Dear Sirs,

We have reviewed the accompanying statement of unaudited financial results of THE ARVIND MILLS LIMITED for the period of three months ended 30th September, 2003. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited quarterly financial results prepared in accordance with Accounting Standards, and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For SORAB S. ENGINEER & CO.
CHARTERED ACCOUNTANTS.

N.D.ANKLESARIA (PARTNER).
MEMBERSHIP NUMBER 10250.

NDA:PI.

BRANCH : 909, ATMA HOUSE, OPP. RESERVE BANK OF INDIA, ASHRAM ROAD, AHMEDABAD-380 009.
TELEPHONE : 658 4304 • FAX : (079) 658 9710 • EMAIL : sseahm@hotmail.com

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2003

[Rs.in Crores]

Sr. No	Particulars	3 Months ended on 30/09/2003 (Unaudited)	Year Ended on 31/03/2003 (12 Months) (Audited)
		(1)	(2)
1	Net Sales/Income from Operations	368.08	1479.17
2	Other Income	3.03	12.32
3	Total Expenditure :		
	(a) (Increase)/Decrease in Stock in Trade	26.46	(36.38)
	(b) Consumption of Raw Materials and Finish Goods Purchased	109.66	502.00
	(c) Staff Cost	26.87	101.61
	(d) Power & Fuel	36.86	158.43
	(e) Stores Consumption	29.33	119.83
	(f) Other Expenses	49.51	215.74
		278.69	**1061.23**
4	Interest & Finance Cost	30.96	152.79
5	Depreciation	37.15	148.14
6	Profit before Tax (1+2-3-4-5)	**24.31**	**129.33**
7	Provision for Taxation	Nil	Nil
8	Net Profit (6-7)	24.31	129.33
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	194.20	175.85
10	Reserves excluding revaluation reserves as per Balance Sheet		819.52
11	Basic Earning Per Share (Rs.)-(Not Annualised)	1.20	7.08
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	1.19	6.83
13	Aggregate of non-pramoter Shareholding		
	- No. of Shares	119813009	86292447
	- Percentage of Shareholding	61.70%	48.98%

Notes:
1. Figures of the previous year have been regrouped wherever necessary.
2. 79,77,867 Equity Shares of Rs. 10/- each allotted at a premium of Rs. 5/- per share during the quarter on conversion of Warrants and Debentures.

As per our report of even date attached

For Sorab S. Engineer & Co.
Chartered Accountants

N. D. Anklesaria
Partner

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
23rd October, 2003

Arvind

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Press Release

Arvind Mills net profit for second quarter ended September 03 at Rs. 24 crore

Synopsis
- Sales rise to Rs.368 crore in the second quarter of FY04 as compared to Rs.355 crore for corresponding period last year.
- Net profit lower at Rs. 24 crore as against Rs.29 crore.

Mumbai, October 23, 2003: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported a net profit of Rs 24 crore in second quarter of FY04 against a net profit of Rs 29 crore in the corresponding quarter last year. Sales for the quarter stood at Rs. 368 crore as compared to Rs.355 crore for the corresponding period previous year, a growth of 4%.

The revenue growth is mainly attributed to the 5% increase in sales of its Shirting Fabrics. The company has continued its efforts to accelerate product differentiation, which has paid rich dividend in the second quarter also. Denim reported 7% drop in volume to 20.7 M meters due to temporary postponement of off take by its key customers.

Commenting on the results, Mr. Jayesh Shah, Chief Financial Officer and Director said: "Appreciating Rupee against US$, high cotton prices and decline in denim volumes and realizations impacted Arvind Mills in the quarter even as shirting fabrics exhibited improved performance and interest and finance cost declined."

The operating profit fell to 26% of sales as compared to 28% in the corresponding period previous year, which was partially compensated by 25% reduction in interest cost. Interest Expenses fell from Rs.39 crores to Rs.31 crores.

The first phase of Company's expansion plans of 2.4 Million per annum ready made shirts plant as well as 2.1 Million Jeans plant at Mauritius through it's subsidiary have been completed and trial production have begun.

For further information, please contact:

Mr. Jayesh Shah
Arvind Mills Ltd
Tel: 079- 2202422
Fax: 079- 2200024

Mr. K Srinivas Reddy
Adfactors PR Pvt. Ltd.
Tel. 022-56349848
Fax. 022-22855887